April 1, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: YCQH Agricultural Technology Co. Ltd

Registration Statement on Form S-1

Filed January 28, 2021

File No. 333-252500

To the men and women of the SEC:

On behalf of YCQH Agricultural Technology Co. Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 23, 2021 addressed to Ms. Wang Min, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on January 28, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1 filed January 28, 2021

Cover Page

1. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should approximate the date of the effectiveness of the registration statement. Please see Rule 423 of Regulation C.

Company Response:

We have revised accordingly.

Our business operations may be materially and adversely affected by the outbreak of the Coronavirus (“COVID-19”), page 4

2. Your risk factor disclosure on page 4 indicates that the COVID-19 pandemic has impacted the operations of businesses in your industry. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for the reported periods. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results in future periods.

Company Response:

We have revised the risk factor on page 4 to provide additional clarification.

RISK FACTORS, page 4

3. Based on your disclosures on page 25, it is not clear that your CEO has US GAAP experience. Please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If your staff does not have sufficient knowledge of US GAAP and SEC rules and regulations, please provide a risk factor that appropriately addresses the potential implications of this limited knowledge.

Company Response:

We have amended a risk factor on page 5 to provide clarification.

4. Please include a risk factor about the conflict of interest created by Ms. Wang Min’s ability to simultaneously sell shares as a selling shareholder and to sell shares on behalf of the Company.

Company Response:

We have amended page 2 and 22 accordingly and we have included a related risk factor on page 7.

Our securities have no prior market and an active trading market may not develop..., page 8

5. We note your disclosure on page 8 that "[t]he initial public offering price for [your] common stock will be determined through negotiations between [you] and the representatives of the underwriters...." Please revise this statement for consistency with your disclosure elsewhere that shares will be offered at a fixed price of $0.01 per share and that this is a self-underwritten offering.

Company Response:

The previous language in this risk factor on page 8 was a clerical error, and has been amended accordingly.

Liquidity and Capital Resources, page 15

6. We note from your risk factor disclosures that you receive substantially all of your revenue in RMB. We assume your expenses and a significant portion of your assets and liabilities are also denominated in RMB. We also note that shortages in the availability of foreign currency may restrict your ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. In light of the fact that the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions, please expand your disclosures to indicate how earnings and cash are transferred from your PRC subsidiary to your entities outside the PRC and, conversely, how cash is transferred to your PRC subsidiary. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash denominated in RMB.

Company Response:

We have added the appropriate disclosures in the Liquidity and Capital Resources section on page 15.

DESCRIPTION OF BUSINESS

Business Model, page 18

7. You state on page 17 that you source all supply of BCBF from a single supplier, Pingchang Lingfeng Agricultural Development Co., Ltd. Please disclose the material terms of this agreement.

Company Response:

We have added appropriate disclosure on page 18.

PLAN OF DISTRIBUTION, page 22

8. We note that Ms. Wang Min will be selling shares on behalf of the company in its selfunderwritten offering. We also note that Ms. Wang Min will be participating in the selling shareholders offering. Please discuss how Ms. Wang Min will determine whether to sell shares on behalf of the company or her own account when presented with a selling opportunity.

Company Response:

We have amended page 2 and 22 accordingly and we have included a related risk factor on page 7.

9. We note that you intend to seek to have your shares of common stock quoted on the OTC Marketplace and your disclosure elsewhere regarding your plan for quotation on the OTCQB. Please expand your disclosure to discuss the likelihood that your shares will be approved for quotation on the OTCQB in light of the eligibility requirements.

Company Response:

We have added disclosures in the preliminary prospectus on page 1, a risk factor on page 11, and on page 22.

Note 3. Summary of Significant Accounting Policies -- Inventories, page F-18

10. Please disclose your accounting policy for inventory and provide the disclosures required by ASC 210-10-50-1 and ASC 330-10-50.

Company Response:

We have revised accordingly.

Note 5. Acquisition of SCQC Agriculture Co. Limited, page F-22

11. We note that prior to your June 15, 2020 acquisition of SCQC, the Company had little to no operations. In addition, your financial statements for the nine months ended September 30, 2020 reflect the fact that the Company succeeded to substantially all of the business activities of SCQC. As such, it appears that SCQC is the predecessor of the Company. As the Company's predecessor, financial information for SCQC is required for all periods before the succession as if it were the Company, with no lapse in audited periods or omission of other required information, such as MD&A. Refer to Article 8-04 of Regulation S-X and revise to provide the appropriate financial statements for SCQC. Please note that the interim period of SCQC before its acquisition by the Company must be audited when audited financial statements for the period after the acquisition are presented.

Company Response:

The audited financial statements, and other required information, of SCQC for the period from the inception through December 31, 2019, and the period from January 1, 2020 to June 15, 2020 have been added accordingly.

12. Although you disclose that the $167,444 consideration paid was cash, we do not see investing cash outflows on your statement of cash flows as required by ASC 230-10-45-13. If this cash payment relates to the $212,887 "Paid in capital of YCWB agricultural Technology Co. Limited on behalf" item within Note 9. Amount Due to a Director, please fully explain, and revise your disclosures to clarify, the nature of the agreements that were entered into and the resulting cash transactions to support the appropriateness of your cash flow presentation. To the extent related, please also reconcile the $167,444 to the $212,887. In addition, we note that the changes in operating assets and liabilities within your cash flows from operating activities appear to relate, in large part, to the assets and liabilities acquired from SCQC. However, pursuant to ASC 230, you should not reflect the assets and liabilities acquired in a business acquisition as operating cash flows. Only changes to these accounts subsequent to the acquisition are reflected as operating cash flows. Refer to ASC 230-10-45-16 and 45-17. Please address the need to revise your statement of cash flows.

Company Response:

The statement of cash flows for the year ended December 31, 2020 has been revised to address the comment.

We have revised ‘Note 9. Amount Due to a Director’ to show the details of the Paid in capital of YCWB agricultural Technology Co. Limited

13. Expand your disclosures to include the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Refer to ASC 805-20-50-1.c. and 805-10-55-41.

Company Response:

We have revised ‘Note 5. ACQUISITION OF SCQC AGRICULTURE CO. LIMITED’ to include the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 1, 2021

/s/ Wang Min

Wang Min

Chief Executive Officer